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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                  Cambio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  13200N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jay S. Nickse
                    c/o Venad Administrative Services, Inc.
                               315 Post Road West
                               Westport, CT 06880
                                  203-454-0639
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 14, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 13200N 10 0               13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Frederick R. Adler
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


      SC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           855,225 (includes 6,589 shares issuable upon exercise of
  BENEFICIALLY        warrants)
    OWNED BY      -------------------------------------------------------------
      EACH        8   SHARED VOTING POWER
   REPORTING          0 Shares - But may be deemed to have shared  power to vote
     PERSON           a total of 341,162 (includes 2,480 shares issuable upon
      WITH            exercise of warrants)  shares by reason of being a General
                      Partner  of the  Partnership  that  serves  as a Member of
                      Euro America Venture Partners LLC, the general partner of
                      Euro-America-II, L.P., ("Euro-America), a Delaware Limited
                      Partnership.  Mr. Adler disclaims beneficial ownership of
                      such shares.
                  -------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      855,225 (includes 6,589 shares issuable upon exercise of
                      warrants)
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0 Shares - But may be deemed to have shared  power to vote a total of 341,162  (includes  2,480 shares  issuable upon exercise of warrants)  shares by reason of being a General
                      Partner  of the  Partnership  that  serves  as a Member of
                      Euro America Venture Partners LLC, the general partner of
                      Euro-America-II, L.P., ("Euro-America), a Delaware Limited
                      Partnership.  Mr. Adler disclaims beneficial ownership of
                      such shares.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       855,225

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13200N 10 0              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Euro-America-II, L.P. ("Euro-America")
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       SC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           341,162 (includes 2,480 shares issuable upon exercise of
  BENEFICIALLY        warrants) except that Frederick R. Adler as a General
    OWNED BY          Partner of a Partnership, which is a Member of the General
      EACH            Partner of Euro-America may be deemed to have shared power
   REPORTING          to vote their shares.
     PERSON       -------------------------------------------------------------
      WITH        8   SHARED VOTING POWER
                      See response to Row 7 above
                  -------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      341,162 (includes 2,480 shares issuable upon exercise of
                      warrants) except that Frederick R. Adler as a General
                      Partner of a Partnership, which is a Member of the General
                      Partner of Euro-America may be deemed to have shared power to vote their shares.
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      See response to Row 9 above
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       341,162

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ X ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Class A Common Stock and warrants to purchase Class A Common Stock of Cambio, Inc. formerly Meadowbrook Rehabilitation Group, Inc. ("Cambio"). Cambio's executive offices are located at 2000 Powell Street, Suite 1203, Emeryville, California 94608.

Item 2.  Identity and Background

     (a) This statement is filed by Frederick R. Adler ("Mr. Adler")and Euro-America-II L.P. ("Euro-America") . Mr. Adler and Euro-America are sometimes collectively referred to as the "Reporting Persons".

     The  Reporting  Persons may be deemed to be a "group"  for the  purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement and the Agreement attached as Exhibit 2 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

     (b) The address of the principal business office of Mr. Adler is c/o Adler & Company, 1520 South Ocean Boulevard, Palm Beach, Florida 33480 and of Euro-America is c/o Eurolink International, Inc., 690 Market Street #702, San Francisco, California 94104.

     (c) Mr. Adler is Managing Director of Adler & Company, 1520 South Ocean Boulevard, Palm Beach, Florida 33480, a venture capital management firm, and is a general partner of its related investment funds. Mr. Adler is of counsel to the law firm of Fulbright and Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to the Agreement and Plan of Merger among Cambio, Interset (a wholly-owned subsidiary of Cambio), Cambio Networks, Inc. (the company to be acquired by Cambio), and certain principal shareholders of Cambio Networks, Inc. (the "Principal Shareholders"), the Reporting Persons received .023555 shares (or warrants to purchase shares) of Class A Common Stock of Cambio for each share of series I preferred and common stock (or warrant to purchase common stock) owned of Cambio Networks, Inc.


Item 4.  Purpose of Transaction

     The purpose of the transaction is to complete the acquisition transaction pursuant to the Agreement and Plan of Merger described in Item 3.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with an Agreement and Plan of Merger among Cambio, Interset (a wholly owned subsidiary of Cambio), Cambio Networks, Inc. (the company to be acquired by Cambio), and certain principal shareholders of Cambio Networks, Inc. (the "Principal Shareholders"), the Reporting Persons have agreed to enter into a Voting Agreement pursuant to which the Reporting Persons will agree to vote all shares of Cambio owned, in favor of the election of three designees of the Principal Shareholders to the Meadowbrook Board of Directors. The foregoing description of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, a copy of which is filed as an Exhibit hereto.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1 - Voting Agreement
     Exhibit 2 - Agreement to File Joint Statement on Schedule 13D

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 22, 1998                    /s/ Frederick R. Adler
                                           -----------------------------------
                                           Frederick R. Adler, in his individual
                                           capacity,  and in his  capacity  as a
                                           General  Partner  of a Member  of the
                                           Limited Liability  Company,  which is
                                           the General  Partner of  Euro-America
                                           II, L.P.

                          EXHIBIT 1 - VOTING AGREEMENT

     THIS AGREEMENT is made as of the 14th day of September, 1998 by and among MEADOWBROOK REHABILITATION GROUP, INC., a Delaware corporation (the "Company"), CAMBIO NETWORKS, INC., a California corporation ("Cambio"), HARVEY WM. GLASSER, an individual resident in California ("Glasser") and certain stockholders of
Cambio whose names appear on the signature pages hereto (the "Cambio Stockholders").

     WHEREAS, in order to induce Cambio and the Cambio Stockholders to enter into that certain Agreement and Plan of Merger dated as April 3, 1998 (the "Merger Agreement"), the parties hereto have indicated their willingness to enter into this Agreement upon the terms and conditions set forth below; and

     WHEREAS, the parties hereto enter this Agreement for the additional purpose of confirming the arrangements for election of directors of the Company;

     IT IS HEREBY AGREED AS FOLLOWS:

     1. Agreement to Vote. During the term of this Agreement, and notwithstanding the provisions of Article Four, Section (b)(iii) of the Restated Articles of Incorporation of the Company, Glasser shall vote or act with respect to all shares of the Company's voting securities now owned by him (consisting of 26,261 shares of Class A Common Stock of the Company and 773,000 shares of Class B Common Stock of the Company) and any such shares hereafter acquired by him, whether beneficially or otherwise (the "Shares"), whether at an annual or special meeting of stockholders or by written consent in lieu of such a meeting, in favor of the election of three designees of the Cambio Stockholders (the Cambio Designees") who shall be reasonably acceptable to Glasser. The Cambio Designees shall initially be Philip Chapman and Gari Grimm. In the event of any vacancy occurring because of death, resignation, or removal of any Cambio Designee, Glasser shall vote his Shares in favor of the election of any replacement director designated by the Cambio Stockholders and reasonably acceptable to Glasser. In addition, without the consent of a majority in interest of the Cambio Stockholders, Glasser will not vote his Shares in favor of (i) any increase or decrease in the authorized number of directors of the Company, which shall be six as of the effective time of the merger contemplated by the Merger Agreement, or (ii) any amendment of the Bylaws of the Company.

     2. Representations and Warranties of Glasser. Glasser hereby represents and warrants to Cambio and the Cambio Stockholders as of the date hereof in respect of himself as follows:

     a. Authority. Glasser has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Glasser and constitutes a valid and binding obligation of Glasser enforceable in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Glasser or to Glasser's property or assets the effect of which, in any case, would be material and adverse to the ability of Glasser to consummate the transactions contemplated hereby or to comply with the terms hereof.

     b. The Shares.  Glasser is the  beneficial and record owner of, and has the
sole  right  to  vote,  the  Shares.   Glasser  does  not  own,  of  record  and
beneficially, any shares of capital stock of the Company other than the Shares.

     3. Successors in Interest of Glasser. The provisions of this Agreement shall be binding upon the successors in interest of Glasser to any of Glasser's Shares, excluding any purchasers of Shares in the public market.

     4. Covenants of the Company. The Company agrees to take all actions required to ensure that the rights given to Cambio and the Cambio Stockholders hereunder are effective and that Cambio and the Cambio Stockholders enjoy the benefits thereof. Such actions include, without limitation, the use of the Company's best efforts to cause the election of the designees of the Cambio Stockholders, as provided herein, as directors of the Company. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Shareholder hereunder against impairment.

     5. Termination. This Agreement shall terminate upon the earlier of (a) such time as the Cambio Stockholders do not beneficially own twenty percent (20%) or more of the total number of outstanding shares of voting securities of the Company, or (b) September 13, 2001.

     6. Amendments and Waivers. Any term hereof may be amended only with the written consent of Glasser and a majority in interest of the Cambio Stockholders. The observance of any term hereof may be waived; (i) with respect to any obligation of the Cambio Stockholders, by written consent of Glasser; and
(ii) with respect to any obligation of Glasser, by written consent of a majority in interest of the Cambio Stockholders.

     7. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     8. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

     9. Specific Performance. The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

     10.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11. Successors and Assigns. Except as otherwise expressly provided in this Agreement, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written above.

                                          MEADOWBROOK REHABILITATION GROUP, INC.

                                          By: Harvey Wm. Glasser

                                          Title:

                                          /s/ Harvey Wm. Glasser
                                          ----------------------
                                          Harvey Wm. Glasser


                                          CAMBIO NETWORKS, INC.

                                          By

                                          Title


                                          CAMBIO STOCKHOLDERS:

                                          /s/ Frederick R. Adler
                                          ----------------------
                                          Frederick R. Adler


                                          EURO-AMERICA II, L.P.

                                          By

                                          Title

                                          2001 PARTNERS, L.P.

                                          By

                                          Title

                                          /s/ Joseph K. Pagano
                                          ----------------------
                                          Joseph K. Pagano

                                          /s/ Philip R. Chapman
                                          ----------------------
                                          Philip R. Chapman

         EXHIBIT 2 - AGREEMENT TO FILE JOINT STATEMENT ON SCHEDULE 13D

     AGREEMENT, this 22st day of October, 1998, by and among Euro-America-II, L.P. ("Euro-America"), a Delaware Limited Partnership and Frederick R. Adler ("Mr. Adler") on behalf of himself and as General Partner of the Partnership that serves as a Member of the General Partner of Euro-America.

     WHEREAS, the Class A Common Stock has been registered by Cambio, Inc., formerly Meadowbrook Rehabilitation Group, Inc., under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act");

     WHEREAS, pursuant to Rule 12d-3 under the Act, any person who holds more than five percent (5%) of such a class of registered equity securities is permitted to file with the Securities and Exchange Commission a statement on
Schedule 13D in certain circumstances; and

     WHEREAS, Rule 13d-1 (f) under the law provides that whenever two or more persons are permitted to file a statement on Schedule 13D with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

     EURO-AMERICA AND MR. ADLER hereby agree, in accordance with Rule 13d-1 (f) under the Act, to file the statement on Schedule 13D (the "Statement") with respect to the Class A Common Stock beneficially owned or that may be deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

     EURO-AMERICA AND MR. ADLER hereby agree that this Statement shall be fled on behalf of each of them and that a copy of this Agreement shall be filed as an Exhibit thereto in accordance with Rule 13d-(f)(iii) under the Act.

     This Agreement and the filing of the Statement shall not be construed to be an admission that any of Euro-America and Mr. Adler are members of a "group" pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder consisting of one or more such persons.

     IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first written above.

                                           /s/ Frederick R. Adler
                                           -----------------------------------
                                           Frederick R. Adler, in his individual
                                           capacity,  and in his  capacity  as a
                                           General  Partner  of a Member  of the
                                           Limited Liability  Company,  which is
                                           the General  Partner of Euro-America-
                                           II, L.P.